366 Madison Avenue, 11th Floor, New York, NY 10017
September 14, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention:  Suying Li
Re:       Acreage Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed May 29, 2020
Item 2.02 Form 8-K Dated August 11, 2020
Correspondence File August 14, 2020
File No. 000-56021
Dear Ms. Suying Li:
This letter sets forth responses of Acreage Holdings, Inc. (the “Company” or “Acreage”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 3, 2020, with respect to the above referenced Form 10-K for Fiscal Year ended December 31, 2019 (File No. 000-56021) (the “2019 Form 10-K”), Item 2.02 Form 8-K dated August 11, 2020 and correspondence filed August 14, 2020 (File No. 000-56021).
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Item 2.02 Form 8-K dated August 11, 2020
Exhibit 99.1 Non-GAAP Measures, Reconciliations and Discussion (Unaudited), page 4
1.
Staff’s Comment:  We have reviewed your response to comment 2 and disclosures included in your Item 2.02 Form 8-K dated August 11, 2020. It appears to us that your non-GAAP financial measures, such as managed revenue, pro forma revenue, and pro forma adjusted EBITDA, include revenues and adjusted EBITDA from entities that you do not have control over their operations. Thus, these non-GAAP financial measures substitute individually tailored recognition methods for those of GAAP and violate Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations. Please remove these non-GAAP financial measures from your future presentation.

Response: The Company respectfully acknowledges the Staff’s comments and will remove these non-GAAP financial measures from the Company’s future filings and disclosures.
2.
Staff’s Comment:  We note your response to comment 2 to describe the pro forma adjustments as the preacquisition results for all acquired entities from the beginning of the applicable period presented through the date prior to the acquisition date. Please note that presenting combined information for the acquired entities is not appropriate without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please clarify whether the pro forma adjustments included in calculating your pro forma revenue and pro forma adjusted EBITDA are calculated in accordance with Article 11 of Regulation SX by disclosing the pro forma adjustments.

Response:  The Company respectfully acknowledges the Staff’s comments and will remove pro forma adjustments for preacquisition results from the Company’s future filings and disclosures.
3.
Staff’s Comment:  Additionally, please provide us with the details of “other non-recurring expenses adjustment” included in your non-GAAP measure reconciliations for adjusted EBITDA and adjusted net loss attributable to Acreage Holdings, Inc.

Response:  The Company includes the following items in the “other non-recurring expenses adjustment” non-GAAP measure reconciliations for adjusted EBITDA and adjusted net loss attributable to Acreage Holdings, Inc.: (i) loss on contract settlements; (ii) gain/loss on disposal of capital assets, (iii) gain/loss on investment associate; (iv) severance payments; (v) one-time legal and professional consulting fees; and (vi) miscellaneous income, primarily related to income from lawsuit settlement.
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at 347-952-6840 or Jessica S. Lochmann of Foley & Lardner LLP at 414-297-5817.
Sincerely,
/s/ Glen Leibowitz
Glen Leibowitz
Via E-mail:
cc:       James A. Doherty, III, Esq.
Acreage Holdings, Inc.

Jessica S. Lochmann, Esq.
Foley and Lardner, LLP

Anson Augustine, MS, MBA, CPA
Matthew Jahrsdoerfer, CPA
Marcum llp